Exhibit 99.1

 No.41/09

IAMGOLD INCREASES ITS INTEREST IN SADIOLA FROM 38% TO UP TO 41%

Toronto, Ontario, December 29, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce that it has completed the acquisition of an additional 3% share in Société d’Exploitation des Mines d’Or de Sadiola S.A. (“SEMOS”), which owns the Sadiola Gold Mine (“Sadiola”) in Mali, West Africa, from the International Finance Corporation.  This follows the announcement made on November 2, 2009 and currently brings IAMGOLD’s share in SEMOS to 41%, representing approximately 144,000 ounces of gold in 2009.

Joseph Conway, President and Chief Executive Officer said, “The acquisition of an additional 3% share in Sadiola illustrates the confidence we have in the future of this mine.  IAMGOLD discovered the Sadiola deposit in 1996, it has already produced over 6 million ounces of gold and we believe, based on our recent Pre-feasibility Study, that with the addition of the Sadiola Deep Sulphide Project, Sadiola will produce between 400,000 and 500,000 ounces of gold per year on a 100% basis from 2013 until the end of 2018, another contributor to our future growth profile.”

Further to the terms of the existing SEMOS shareholders agreement, AngloGold Ashanti Limited (“AGA”) has also acquired a 3% share in SEMOS.  The remaining partner, the Republic of Mali, has until the end of March 2010 to elect whether it will take up its proportionate entitlement of 19.15% of the 6% share of SEMOS, by acquiring an equal 0.574% share from each of IAMGOLD and AGA on terms and conditions proportionately identical to those applicable to IAMGOLD and AGA, as described below.

TERMS OF THE TRANSACTION

The consideration for each 3% share in SEMOS is US$6,000,000 upfront followed by contingent payments during 2010, 2011 and 2012 for:

•	US$250,000 in each of the aforementioned years that the average gold price exceeds US$900/oz or
•	US$500,000 in each of the aforementioned years that the average gold price exceeds US$1000/oz and
•
US$500,000 upon approval by the board of directors of SEMOS and the Republic of Mali to proceed with the development of the Sadiola Deep Sulphide Project or a public announcement by IAMGOLD to proceed.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway President & CEO Tel: (416) 360-4712 Toll-free: 1 888 IMG-9999	Tamara Brown Director, Investor Relations Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov/edgar.shtml, or www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

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